Frontier Group Holdings, Inc.

4545 Airport Way

Denver, Colorado 80239

March 29, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kevin Dougherty
Laura Nicholson
Yong Kim
Gus Rodriguez

Re:	Frontier Group Holdings, Inc. Registration Statement on Form S-1 (Registration No. 333-254004)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-254004) (the “Registration Statement”) of Frontier Group Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on Wednesday, March 31, 2021, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tony Richmond at (408) 813-9576 or Miles Jennings at (415) 395-8198.

Thank you for your assistance in this matter.

Very truly yours,

FRONTIER GROUP HOLDINGS, INC.

By:	/s/ Barry L. Biffle
Barry L. Biffle
President and Chief Executive Officer

cc:	James G. Dempsey, Frontier Group Holdings, Inc.

Howard Diamond, Frontier Group Holdings, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Miles P. Jennings, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP